02047833

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: OCTOBER 2002

P.E. 10/1/02

SEC Registration Number 0-30622

ANOORAQ RESOURCES CORPORATION
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. News release dated October 1, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION

S. Main
SHIRLEY MAIN

October 3, 2002

Anooraq Resources Corporation

1020 • 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 • 6365 Fax 604 684 • 8092
1 800 667 • 2114

ANOORAQ COMMENCES EXPLORATION OF EXTENSIVE PGM PROPERTIES ON NORTHERN BUSHVELD, SOUTH AFRICA

October 1, 2002, Vancouver, BC – Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture: ARQ; OTCBB: ARQRF) is pleased to announce that, in addition to the multi-rig drilling program currently underway at the new PGM-nickel-copper discovery on its Rietfontein property, the Company has commenced other exploration programs on its extensive land package in the northern Bushveld Complex, South Africa. The targets are large-scale deposits hosting platinum group elements, gold, nickel and copper in the Platreef, the main mineralized horizon on the northern limb of the Bushveld Complex.

The geological setting on the northern limb consists of a sedimentary rocks and layered mafic intrusive bodies that make up the Platreef. The Platreef horizon hosts world-class PGM deposits, such as the Sandsloot deposit on ground held by Anglo Platinum Corporation. In addition to the large Sandsloot open pit operation, the Anglo property hosts seven other deposits, in total containing about 68 million ounces of PGM plus gold, in about 500 million tonnes of mineral reserves and resources (2000 Annual Report). The area, located about 275 kilometres north of Johannesberg, has excellent infrastructure. It is readily accessible from highway N1 and a number of other secondary roads.

Starting in 2000, Anooraq has assembled an exceptional land package, extending 45 kilometres along the prospective Platreef horizon. The Company also commenced exploration in 2000, drilling on four farms located immediately to the north of the Anglo ground. All but one of 35 holes drilled intersected platinum-palladium-rhodium plus gold and associated nickel-copper mineralization along a strike length of 4.5 kilometres of the Platreef horizon. The weighted average grade of the intercepts is 1.37 g/t PGM+Au, 0.07% Cu and 0.12% Ni over an average length of 16.7 m (at a cut-off of 0.5 g/t PGM+Au). Thick intercepts were also encountered at the limits of the drilling, including 46 metres grading 1.60 g/t; 35 metres grading 2.16 g/t; 48 metres grading 1.61 g/t; 21 metres grading 2.53 g/t; 45 metres grading 1.79 g/t; and 22 metres grading 2.00 g/t. This indicates that the mineralization is thickening to the north and down dip to the west.

During the same program, geochemical sampling on the Rietfontein farm further to the south outlined significant PGM anomalies. In October 2001, African Minerals Ltd. took an option to operate and earn a 50% interest in the Rietfontein property. The common boundary of African Mineral's Turfspruit farm and Rietfontein straddles the mineralized Platreef horizon. Currently a multi-rig drilling program is underway on Rietfontein that has discovered mineralization indicating a very large scale, bulk tonnage PGM-nickel-copper deposit (see September 11, 2002 news release). Drilling at this exciting discovery is ongoing.

A recent significant addition to Anooraq's interests on the Platreef was made through an agreement with Anglo Platinum's subsidiary Rustenberg Platinum Mines ("RPM"). Anooraq will acquire a 50% interest to the PGM rights on twelve additional farms by making staged exploration expenditures totalling approximately C$3.6 million within five years. Once a mineral resource is identified, Anooraq can earn an additional 30% interest in these farms by bringing the property into commercial production.

Anooraq has just completed a compilation of all historical geological information and actively is conducting exploration programs to cover its extensive land package, which can be divided into three areas: the Centre Block includes Anooraq's original properties that lie immediately north of the Anglo Platinum property and additional farms acquired over time by the Company; the North Block is a group of six farms, adjacent to the north of the Centre Block, and the South Block is located on the Platreef in the Grass Valley area 45 kilometres south of the Centre Block. Bulk tonnage style mineralization is known to exist in this area. The Rietfontein farm is treated as a distinct area as drilling there is currently being entirely financed by African Minerals.

Airborne magnetic and radiometric geophysical surveys are being completed over all areas, with the objective to locate all Platreef subcrop and to identify favourable geologic horizons known to host significant platinum group and base metals mineralization, followed by geological mapping. Three holes are being drilled, targeting Platreef mineralization at depth in the Centre Block. Soil sampling is also underway at the South Block to test a pyroxenite unit that hosts the mineralization nearby at Grass Valley. The goal of these geophysical, geochemical and drilling surveys is to establish defined targets for extensive drilling.

For further details on Anooraq Resources Corporation and its Platreef properties, including new property maps, please visit the Anooraq website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and its home jurisdiction filings that are available at www.sedar.com.

ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS ENDED JULY 31, 2002 AND 2001
(Stated in Canadian dollars)

(Unaudited - prepared by management)

ANOORAQ RESOURCES CORPORATION

Consolidated Balance Sheets
(Stated in Canadian dollars)
(Unaudited - prepared by management)

		July 31, 2002		October 31, 2001
Assets				
Current assets				
Cash and equivalents	$	2,122,550	$	2,107,921
Amounts receivable (note 3)		368,572		353,858
Prepaid expenses (note 7)		153,842		54,716
		2,644,964		2,516,495
Amounts receivable (note 3 (e))		116,000		116,000
Equipment (note 4)		35,674		55,826
Mineral property interests (note 5)		4,200,001		4,200,001
	$	6,996,639	$	6,888,322
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities (note 7 (a))	$	137,383	$	230,305
Shareholders' equity				
Share capital (note 6)		18,326,013		16,708,903
Deficit		(11,466,757)		(10,050,886)
		6,859,256		6,658,017
Continuing operations (note 1)				
Subsequent events (note 5 (a), 6 (a), (d) and (e))				
	$	6,996,639	$	6,888,322

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

Robert G. Hunter
Director

Jeffrey R. Mason
Director

ANOORAQ RESOURCES CORPORATION

Consolidated Statements of Operations
(Stated in Canadian dollars)
(Unaudited - prepared by management)

	Three months ended July 31, 2002	Three months ended July 31, 2001	Nine months ended July 31, 2002	Nine months ended July 31, 2001
Expenses				
Conference and travel	$ 84,037	$ 42,218	$ 112,742	$ 81,042
Depreciation	364	336	1,093	1,008
Exploration (statement)	193,977	(51,384)	430,487	873,706
Interest earned	(4,113)	(8,890)	(14,348)	(28,583)
Legal, accounting and audit	15,944	17,883	53,407	41,539
Office and administration	51,329	10,204	140,454	40,135
Property investigation	-	16,965	46	45,583
Salaries and benefits	119,920	(7,363)	200,841	51,943
Shareholder communications	428,298	2,183	475,207	29,594
Trust and filing	6,529	153	15,942	25,230
Loss for the period	$ (896,285)	$ (60,305)	$ (1,415,871)	$ (1,161,197)
Loss per share	$ (0.03)	$ (0.01)	$ (0.05)	$ (0.08)
Weighted average number of shares outstanding	28,464,639	14,260,033	27,748,755	14,213,955

Consolidation Statements of Deficit
(Stated in Canadian dollars)
(Unaudited - prepared by management)

	Nine months ended July 31, 2002	Nine months ended July 31, 2001
Deficit, beginning of period	$ (10,050,886)	$ (8,213,014)
Loss for the period	(1,415,871)	(1,161,197)
Deficit, end of the period	$ (11,466,757)	$ (9,374,211)

See accompanying notes to consolidated financial statements.

ANOORAQ RESOURCES CORPORATION

Consolidated Statements of Cash Flows

(Stated in Canadian dollars)

(Unaudited - prepared by management)

	Three months ended July 31, 2002	Three months ended July 31, 2001	Nine months ended July 31, 2002	Nine months ended July 31, 2001
Cash provided by (used for)				
Operations				
Loss for the period	$ (896,285)	$ (60,305)	$ (1,415,871)	$ (1,161,197)
Items not involving cash				
Depreciation	364	336	1,093	1,008
Depreciation within exploration expenses	3,063	-	19,059	-
Changes in non-cash operating working capital				
Amounts receivable	(15,579)	83,899	1,798	14,324
Prepaid expenses	(106,846)	(341,128)	(115,638)	(328,229)
Accounts payable and accrued liabilities	(45,303)	(924,928)	(92,922)	(110,053)
Advance on private placements	-	2,598,570	-	2,598,570
	(1,060,586)	1,356,444	(1,602,481)	1,014,423
Financing				
Issuance of common shares for cash, net of issue costs	1,617,110	70,700	1,617,110	76,720
Decrease in cash and equivalents	556,524	1,427,144	14,629	1,091,143
Cash and equivalents, beginning of period	1,566,026	26,274	2,107,921	362,275
Cash and equivalents, end of period	$ 2,122,550	$ 1,453,418	$ 2,122,550	$ 1,453,418

See accompanying notes to consolidated financial statements.

ANOORAQ RESOURCES CORPORATION

Consolidated Statements of Exploration Expenses

(Stated in Canadian dollars)

(Unaudited - prepared by management)

	Three months ended July 31, 2002	Three months ended July 31, 2001	Nine months ended July 31, 2002	Nine months ended July 31, 2001
Exploration expenses				
Assays and analysis	$ -	$ (749)	$ -	$ 29,030
Expense recovery on joint venture (note 5 (a))	(34,940)	-	(83,661)	-
Engineering	17,745	51,407	32,516	141,113
Environmental, socioeconomic and land fees	3,405	66,225	14,903	66,251
Exploration advances	-	(325,484)	-	15,408
Geological	109,475	29,462	255,617	148,248
Graphics	22,073	(53,962)	47,251	64,564
Property fees and assessments	15,697	8,742	36,121	86,655
Site activities	37,544	156,990	86,137	224,188
Transportation	22,978	15,985	41,603	98,249
Incurred during the period	193,977	(51,384)	430,487	873,706
Cumulative expenses, beginning of period	5,277,711	4,521,708	5,041,201	3,596,618
Cumulative expenses, end of period	$ 5,471,688	$ 4,470,324	$ 5,471,688	$ 4,470,324

See accompanying notes to consolidated financial statements.

ANOORAQ RESOURCES CORPORATION

Notes to Consolidated Financial Statements
For the nine months ending July 31, 2002
(Stated in Canadian dollars)
(Unaudited – prepared by management)

1. Continuing operations

The Company is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral properties. The Company has pursued mineral property interests in Canada, Mexico and South Africa and is now focusing its attention on the Platreef Property, located on the Bushveld Complex in South Africa. (see note 5a).

As at the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to address any environmental, regulatory or other issues in order to successfully develop the property.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

2. Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

The consolidated financial statements include the accounts of the Company's wholly-owned Mexican and Cayman Islands subsidiaries, and Plateau Resources (Pty) Ltd. located in South Africa.

(a) Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

(b) Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

2. Basis of presentation (continued)

(c) Translation of foreign currencies

The Company's Canadian, Mexican, Cayman and South African operations are considered to be integrated for purposes of foreign currency translation. Amounts stated in Mexican pesos, South African Rand and U.S. dollars are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary items, revenue and expenses at the rate in effect on the date of the transaction. The net effect of the foreign currency translation is included in the statements of operations and deficit.

(d) Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values and rates for the depreciation of equipment. Actual results could differ from these estimates.

(f) Loss per share

The loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is not presented as the effect on basic loss per share is anti-dilutive.

(g) Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares. Costs incurred to issue common shares are deducted from share capital.

No cost is recorded when share purchase warrants or options are issued for services rendered or other consideration.

(h) Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(Stated in Canadian dollars)

2. Basis of presentation (continued)

(i) Comparative figures

Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.

3. Amounts receivable

Amounts receivable are comprised of the following:

	July 31, 2002	October 31, 2001
(a) Employee expense advances	$ 7,507	$ 20,531
(b) Prepaid insurance and other	81,473	30,512
(c) Farallon Resources Ltd. (note 7)	-	52,439
(d) Mainland Exploration Limited Partnership (note 7)	229,564	223,535
(e) Value-added tax rebates, net of non-current portion of $116,000	50,028	26,841
	$ 368,572	$ 353,858

4. Equipment

	Cost	Accumulated Depreciation	Net Book Value July 31, 2002	Net Book Value October 31, 2001
Office	$ 28,033	$ 23,179	$ 4,854	$ 12,272
Vehicles	68,769	37,949	30,820	43,554
	$ 96,802	$ 61,128	$ 35,674	$ 55,826

As at October 31, 2001 the aggregate original cost of office and vehicle equipment was $96,802.

5. Mineral property interests

Mineral Property Acquisition Costs	Nine months ended July 31, 2002	Year ended October 31, 2001
Plateau Resources (Pty) Ltd. - Platreef Property, South Africa		
Balance, beginning of the period	$ 4,200,000	$ -
Incurred during the period	-	4,200,000
Balance, end of the period	4,200,000	4,200,000
La Dicha, Mexico	1	1
	$ 4,200,001	$ 4,200,001

(Stated in Canadian dollars)

5. Mineral property interests (continued)

See Consolidated Statements of Exploration Expenses.

The Company's mineral property interests are as follows:

(a) Plateau Resources (Pty) Ltd. - Platreef Property, Bushveld Complex, Republic of South Africa

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Pty) Ltd. ("Plateau"), which holds the Platreef platinum group mineral (PGM) properties located on the Bushveld Complex in South Africa.

Under the share purchase agreement Anooraq was to acquire a 70% interest in Plateau by investing $10,000,000 for exploration of the properties over a four-year period. In the event Anooraq elected to acquire the full 100% interest in Plateau, a second stage transaction would provide that Anooraq would then acquire the remaining 30% interest by purchasing it from Pinnacle in consideration of issuing common shares of Anooraq such that Pinnacle would hold 30% of Anooraq's outstanding share capital after the transaction, subject to certain adjustments.

The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc. ("Gladiator"), pursuant to which Anooraq would issue shares in stages to Gladiator as it proceeds with investments in Plateau. In addition, during fiscal year 2000, a 200,000 common share fee was paid to a related party for facilitating the settlement and acquisition. To July 31, 2002, 378,500 shares had been issued to Gladiator under this agreement.

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein farm located contiguous to the pre-existing Platreef properties. The option requires staged issuances of 500,000 common shares of the Company (141,667 shares issued to date) and aggregate cash payments of US$350,000 (US$19,750 paid) and Cdn$15,000 (paid).

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the four thousand outstanding common shares of Plateau that it did not own for consideration of the issue of 7.5 million of its common shares at an aggregate cost of $4.2 million. For the period of time which is the lesser of 24 months from August 28, 2001, or the date on which Pinnacle ceases to hold at least 20% of Anooraq's outstanding common shares, these shares are subject to a monthly resale limit of $97,000 in aggregate market value, a right of first refusal in favour of the Company in respect to block sales of greater than 500,000 shares, and a call option which allows the Company to re-purchase up to 350,000 shares per calendar quarter to a maximum of 700,000 shares per calendar year. The call price shall be the 10 day average closing trade price immediately prior to the delivery of the call, not to be less than $0.50 per share unless Pinnacle otherwise agrees. In connection with the acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4.5 million Anooraq warrants exercisable at $0.70 until August 28, 2003.

In July 2001, Plateau acquired the right to purchase a 100 percent interest in farms Hamburg (2,126 hectares) and Elandsfontein Portion 1 (428 hectares), located contiguous to the north end of the pre-existing Platreef properties. Consideration for the exploration rights to these farms, which are in effect for a five year term consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

(Stated in Canadian dollars)

5. Mineral property interests (continued)

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. ("AML"), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in Anooraq's 2,900 hectare Rietfontein farm ("Rietfontein"). Under the terms of this agreement, AML must spend a minimum of Cdn$750,000 in each of the next two years to obtain the right to form a 50:50 joint venture with Plateau on Rietfontein. As a further condition of the agreement, an AML affiliate participated to the extent of $520,000 in the Company's August 2001 $3.1 million private placement equity financing. A finder's fee of 300,000 common shares is due and payable in relation to this joint venture transaction.

As of September 2002, African has expended approximately Cdn$650,000 in furtherance of exercising this option and $83,661 was spent by Anooraq on behalf of African.

In January 2002, the Company acquired the Noord Holland farm (1,229 hectares) from the Department of Mines and Energy, bringing its total land package to more than 13,405 hectares.

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited ("RPM"), a subsidiary of Anglo Platinum Corporation ("Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new platinum group metal (PGM) properties located on the important Northern Limb of the Bushveld Complex, South Africa. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totaling Rand 25 million (approximately Cdn$3.6 million) within five years. The Company has to spend Rand 2.5 million in year 1, Rand 5 million in each of next 3 years and Rand 7.5 million in year 5. When a mineral resource is identified, Anooraq can earn an additional 30% interest by bringing the property into commercial production. RPM will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of RPM's interest and any participation in the venture by a Black Economic Empowerment Group will be provided out of the Company's interest.

(b) La Dicha Property, Mexico

During 1998, the Company acquired an option to purchase a 100% interest in the La Dicha property, located near Chilpancingo, Mexico, in consideration for total payments of US$500,000 (US$30,000 paid) and the issuance of 350,000 common shares of the Company in stages over four years. Subsequent to the date of the agreement and in contravention of its terms, the property vendor failed to maintain adequate title to five of the fourteen concessions and ownership of these concessions reverted to the Mexican government, which subsequently granted them to third parties pursuant to a public auction in the first quarter of the 1999 fiscal year. During 1999, the Company terminated all payments to the property vendor but its ownership interest in the remaining nine concessions is preserved under the terms of the original option agreement and is carried at a nominal value of $1.

(Stated in Canadian dollars)

6. **Share capital**

(a) The Company's authorized share capital consists of 100,000,000 common shares without par value.

Common shares issued and outstanding	Number of Shares	Amount
Balance, October 31, 2000	14,182,413	$ 8,897,689
Issued during 2001		
Share purchase options exercised at $0.43	14,000	6,020
Share purchase options exercised at $0.50	2,000	1,000
Share purchase options exercised at $0.52	490,000	254,800
Warrants exercised at $0.85	82,000	69,700
Private placement at $0.65	4,797,800	(1)3,024,694
Shares issued for property acquisition at $0.56	7,500,000	4,200,000
Shares issued for property option at $0.75	141,667	106,250
Shares issued for property assignment at $0.85	175,000	148,750
Balance, October 31, 2001	27,384,880	$ 16,708,903
Issued during 2002		
Share purchase options exercised at $0.50	14,500	7,250
Share purchase options exercised at $0.60	7,000	4,200
Warrants exercised at $0.70	2,293,800	1,605,660
Balance, July 31, 2002(2)	29,700,180	$ 18,326,013

(1) Net of issue costs of $93,876.
(2) Subsequent to the quarter ending July 31, 2002, the Company received $1,532,300 on exercise of 2,189,000 share purchase warrants at $0.70.

(b) Under the terms of a Share Incentive Plan, which is subject to annual approval and amendment by the shareholders, the Company at July 31, 2002 has reserved up to 5,475,000 share options that are issueable to employees, consultants and directors at the discretion of the Board of Directors (1,697,000 share purchase options remain available for granting).

As at July 31, 2002, 3,756,500 share purchase options are outstanding (of which 464,000 share purchase options have not vested with optionees), exercisable at prices ranging from $0.50 to $0.84 per share, as follows:

Number	Expiry Date	Option Price
52,500	December 6, 2002	$0.50
4,000	February 12, 2003	$0.56
25,000	March 9, 2003	$0.66
11,000	June 11, 2003	$0.62
75,000	September 11, 2003	$0.54
1,175,000	October 30, 2003	$0.60
100,000	November 21, 2003	$0.60
2,314,000	October 29, 2004	$0.84
3,756,500		

(Stated in Canadian dollars)

6. Share capital (continued)

Option Continuity Schedule	Nine months ended July 31, 2002 Number of Shares	Nine months ended July 31, 2002 Weighted Average Exercise Price	Year ended October 31, 2001 Number of Shares	Year ended October 31, 2001 Weighted Average Exercise Price
Balance at beginning of period	1,619,000	$ 0.59	1,493,000	$ 0.83
Granted	2,439,000	0.83	1,398,000	0.59
Exercised/cancelled	(301,500)	0.59	(1,272,000)	0.63
Outstanding and exercisable at end of period	3,756,500	$ 0.75	1,619,000	$ 0.78
Contractual weighted average remaining life (years)		1.85		1.62

The continuity of share purchase warrants is as follows:

Expiry date	Exercise Price	Outstanding October 31, 2001	During the Period Issued	During the Period Exercised	During the Period Expired	Outstanding July 31, 2002
December 21, 2002 (note 6 (c))	$ 0.85	3,692,718	-	-	-	3,692,718
August 3, 2002 (note 6 (d))	$ 0.70	4,797,800	-	(2,293,800)	-	2,504,000
August 28, 2003 (note 5(a))	$ 0.70	4,500,000	-	-	-	4,500,000
		12,990,518		(2,293,800)		10,696,718

Expiry date	Exercise Price	Outstanding October 31, 2000	During the Period Issued	During the Period Exercised	During the Period Expired	Outstanding October 31, 2001
December 21, 2001 (note 6 (c))	$ 0.85	3,774,718	-	(82,000)	-	3,692,718
August 3, 2002 (note 6 (d))	$ 0.70	-	4,797,800	-	-	4,797,800
August 28, 2003 (note 5(a))	$ 0.70	-	4,500,000	-	-	4,500,000
		3,774,718	9,297,800	(82,000)		12,990,518

(c) On December 13, 2000, the Company extended the expiry date of 3,774,718 outstanding share purchase warrants and the 200,000 Agent's Options, exercisable at $0.85 per share, from December 21, 2000 to December 21, 2001. The exercise price remained unchanged. As at July 31, 2002, 82,000 warrants have been exercised, and the balance of 3,692,718 warrants remain outstanding. On December 7, 2001, the Company extended the expiry date of the remaining warrants for an additional year to December 21, 2002, with the exercise price unchanged at $0.85.

(d) On August 13, 2001, the Company completed a $3.1 million equity financing consisting of 4,797,800 units at a price of $0.65 per unit, of which 2,473,700 units were brokered. Each unit comprises one common share and one share purchase warrant exercisable to purchase an additional share at a price of $0.70 until August 3, 2002. A total of $93,876 in finders' fees were paid on a portion of this private placement.

(Stated in Canadian dollars)

6. Share capital (continued)

Subsequent to the quarter ending July 31, 2002, 2,189,000 share purchase warrants were exercised at $0.70 each and the remaining 315,000 warrants expired unexercised.

(e) On August 27, 2002, the Company received regulatory approval and completed a $207,426 private placement financing of 259,283 units at a price of $0.80 per unit with sophisticated investors and institutions outside of Canada. Each unit is comprised of one common share and a common share purchase warrant exercisable at $0.88 for 16 months. The warrants are subject to an accelerated expiry of 45 days if the Company's share trade on the TSX Venture Exchange for ten consecutive days at or above $1.32 after the regulatory 4 months hold period.

7. Related party transactions

	Three months ended July 31, 2002	Three months ended July 31, 2001	Nine months ended July 31, 2002	Nine months ended July 31, 2001
Reimbursement for third party expenses and services rendered by				
Hunter Dickinson Inc. (a)	$ 385,126	$ 92,341	$ 694,617	$ 703,342

	July 31, 2002	October 31, 2001
Balances receivable (payable)		
Amarc Resources Ltd. (a)	$ -	$ (42,057)
Farallon Resources Ltd. (a)	$ -	$ 52,439
Mainland Exploration Limited Partnership (b)	$ 229,564	$ 223,535
Prepaid expenses		
Hunter Dickinson Inc. (c)	$ 153,842	$ 54,716

(a) Amarc Resources Ltd. and Farallon Resources Ltd. are public companies with certain directors in common with the Company. Balances with these companies are included in amounts receivable or accounts payable and accrued liabilities and have arisen primarily as a result of payments made in the normal course of business to common suppliers by one company on behalf of the other(s). These balances are non-interest bearing. The balance receivable (payable) to Amarc and Farallon were settled during the quarter ending July 31, 2002.

(b) Mainland Exploration Limited Partnership ("Mainland") is a limited partnership that provides merger, acquisition, financing and other corporate services to the Company. Certain directors of the Company are also directors of Mainland's general partner. Mainland received 200,000 shares of the Company in exchange for the assignment to the Company of the October 1999 agreement to acquire Plateau Resources (Pty) Ltd. The Company had advanced Mainland $201,000 to October 31, 2000 and this amount, plus interest accrued at prime rate plus 1% compounded semi-annually, remains currently outstanding.

(c) Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, corporate development, administrative and management services to the Company on a full-cost recovery basis pursuant to an agreement dated December 31, 1996. The balances receivable to HDI have resulted from advances against future work.

(Stated in Canadian dollars)

8. Income taxes

As at October 31, 2001, the Canadian parent company has the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered likely that these amounts will be utilized.

The following non-capital losses are available to reduce future taxable income:

Expiry Date		
2002	$	62,000
2003		205,000
2004		292,000
2005		70,000
2006		305,000
2007		218,000
2008		565,000
Total		1,717,000
Capital loss carried forward		122,000
Excess of aggregate tax cost of equipment over net book value		98,000
Total losses and excess equipment tax costs available	$	1,937,000

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

   Provide the following information for the year-to-date period:

   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

   Provide the following information as at the end of the reporting period:

   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

   (b) number and recorded value for shares issued and outstanding,

   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*

   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
ANOORAQ RESOURCES CORPORATION	July 31, 2002	2002	09	26

ISSUER ADDRESS				
1020 – 800 WEST PENDER STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2V6	604-684-8092	604-684-6365
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
BILL CAUGHILL		CONTROLLER		604-684-6365
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
billc@hdgold.com		www.hdgold.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
Robert G. Hunter	ROBERT G. HUNTER	2002	09	26
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
J. R. Mason	JEFFREY R. MASON	2002	09	26

ANOORAQ RESOURCES CORPORATION
QUARTERLY REPORT
JULY 31, 2002

Since May, Anooraq has assessed geological information on the new ground and planned an exploration program for its complete land package. The Company recently initiated exploration programs, with the objective to establish defined targets for extensive drilling. Airborne magnetic and radiometric geophysical surveys are being completed over all areas, with the objective to locate all Platreef subcrop and to identify favourable geologic horizons known to host significant platinum group and base metals mineralization, followed by geological mapping. In the Centre Block, three diamond drill holes are planned, targeting Platreef mineralization at depth. Soil sampling is also underway at the South Block to test for a pyroxenite unit that hosts the mineralization nearby at Grass Valley.

Market Trends

As PGM have superior properties for use in autocatalysts and other new technologies, demand for the metals is forecast to be strong over the long term. In 2000-2001, PGM prices, particularly for palladium and rhodium, increased substantially. In the case of palladium, prices reached as high as US$1100/oz in early 2001. As a result, substitutions were made for palladium in dentistry applications and in autocatalysts, leading to a price drop during 2001 and 2002, but which appear to have stabilized at about US$350/oz in mid-2002. Platinum was substituted for palladium in some of these applications and so platinum prices did not change as dramatically, and have been sustained at or above US$500 per ounce for most of 2002.

Gold prices have been above $300/oz for most of 2002. In May, the gold price reached US$331/oz, and support has developed for prices in the range of US$320/oz.

Financial Review

At July 31, 2002, Anooraq has a working capital position of $2.5 million, as compared to $1.8 million at the end of the previous quarter, and 29,700,180 issued and outstanding common shares.

In June 2001, Anooraq issued 4,923,077 units, each unit comprising one common share at an exercise price of $0.65 per share, plus one share purchase warrant exercisable for one year at a price of $0.70 per share. The proceeds of the private placement, approximately $3 million (net of costs), are to be used for the exploration and development of the Company's South African properties and to acquire further properties. Since that time, Anooraq has spent about $1 million on property work, including the cost to maintain the field office in South Africa, and approximately $1.3 million in operational administration, which includes the cost of negotiations to acquire new ground. From June 2001 to January 2002, the Company doubled its land position from 6,000 hectares to over 13,000 hectares, negotiated Prospecting Contracts for the ground and terms to convert the Prospecting Contracts to Mining Leases. Since late 2001, geological staff has also been on the ground to assess new targets established by AML at Rietfontein, and to monitor and assess data from drilling that is ongoing by AML. In May 2002, Anooraq subsidiary Plateau acquired the right to earn an 80% interest in twelve additional properties from RPM. Anooraq's geologists have reviewed geological information for the new ground and planned exploration programs. In excess of $0.7 million remaining from the financing, has been retained as working capital.

During the quarter, the Company received an additional $1,605,660 from the exercise of 2,293,800 warrants associated with the June 2001 financing. Subsequent to the end of the quarter, the company received a further $1,532,300 from the exercise of 2,189,000 warrants. Proceeds will be used for future exploration programs, operations and administrative support.

At the end of August 2002, Anooraq received regulatory approval and completed a private placement financing by issuing 259,283 Units; each Unit comprises one common share and a 16-month share purchase warrant. The price of each Unit is $0.80 and the price of each warrant is $0.88. The warrant term is subject to an accelerated expiry of 45 days in the event that Anooraq's common shares trade at $1.32 for at least ten consecutive days, before the 16-month expiry date but after the four-month hold period applicable to the Units under Canadian Securities resale rules.

ANGORAQ RESOURCES CORPORATION
QUARTERLY REPORT
JULY 31, 2002

SCHEDULE A: FINANCIAL STATEMENTS

See Consolidated Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs: See Consolidated Statements of Exploration Expenses.

2. Related party transactions: See Schedule A note 7.

3. Summary of securities issued and options granted during the period:

(a) Summary of securities (common shares) issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
May 24, 2002	Common	Options	3,500	0.50	1,750	Cash	-
June 5, 2002	Common	Warrants	547,000	0.70	382,900	Cash	-
June 6, 2002	Common	Warrants	612,000	0.70	428,400	Cash	-
June 10, 2002	Common	Warrants	247,000	0.70	172,900	Cash	-
June 14, 2002	Common	Warrants	420,000	0.70	294,000	Cash	-
July 10, 2002	Common	Options	4,000	0.50	2,000	Cash	-
July 18, 2002	Common	Options	4,000	0.50	2,000	Cash	-
July 24, 2002	Common	Warrants	307,000	0.70	214,900	Cash	-
July 25, 2002	Common	Options	3,000	0.50	1,500	Cash	-
July 30, 2002	Common	Warrants	167,800	0.70	117,460	Cash	-

(b) Summary of stock options granted during the period:

Name of Optionee/Type	Date of Grant	Number of Shares	Exercise Price ($)	Expiry Date
Consultant	November 20, 2001	25,000	0.60	October 30, 2003
Consultant	February 5, 2002	100,000	0.60	November 21, 2003
David J. Copeland	July 31, 2002	250,000	0.84	October 29, 2004
Scott D. Cousens	July 31, 2002	250,000	0.84	October 29, 2004
Robert A. Dickinson	July 31, 2002	250,000	0.84	October 29, 2004
Robert G. Hunter	July 31, 2002	250,000	0.84	October 29, 2004
David S. Jennings	July 31, 2002	250,000	0.84	October 29, 2004
Jeffrey R. Mason	July 31, 2002	250,000	0.84	October 29, 2004
Ronald W. Thiessen	July 31, 2002	250,000	0.84	October 29, 2004
Glen Gamble	July 31, 2002	50,000	0.84	October 29, 2004
Robert Hildebrand	July 31, 2002	50,000	0.84	October 29, 2004
Consultant	July 31, 2002	404,000	0.84	October 29, 2004
Employee	July 31, 2002	60,000	0.84	October 29, 2004

4. Summary of securities as at the end of the period:

(a) Authorized capital: 100,000,000 common shares without par value

(b) Shares issued: 29,700,180 common shares without par value

(c) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	52,500	$0.50	December 6, 2002
Options	4,000	$0.56	February 12, 2003
Options	25,000	$0.66	March 9, 2003
Options	11,000	$0.62	June 11, 2003
Options	75,000	$0.54	September 11, 2003
Options	1,175,000	$0.60	October 30, 2003
Options	100,000	$0.60	November 21, 2003
Options	2,314,000	$0.84	October 29, 2004
Warrants	2,504,000	$0.70	August 3, 2002
Warrants	3,692,718	$0.85	December 21, 2002
Warrants	4,500,000	$0.70	August 28, 2003

Broker compensation options: See Schedule A note 6 (c).

(d) Number of common shares held in escrow: Nil
Number of common shares subject to pooling: Nil

5. List of directors:

David J. Copeland
Scott D. Cousens
David S. Jennings
Robert A. Dickinson
Glen R. Gamble
Robert A. Hildebrand
Robert G. Hunter
Jeffrey R. Mason
Ronald W. Thiessen

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Anooraq Resources Corporation ("Anooraq") is engaged in mineral exploration, and its principal focus is the Platreef Project, a platinum group metals property in South Africa. In the past quarter the Company has made exceptional progress at Platreef, including increasing the area of its land position (from 13,000 to 37,000 hectares) and initiating exploration over this expanded land package. In addition, African Minerals Ltd. ("AML") has continued its active drilling program on the Rietfontein farm; results released so far are very encouraging.

The Platreef property is located on the northern limb of the Bushveld Intrusive Complex. The geological setting consists of dolomite and other sedimentary rocks that have been intruded by layered mafic intrusive bodies, creating a thick sequence of intrusive rocks and blocks of altered dolomite that makes up the prospective Platreef horizon. The Platreef hosts large-scale platinum group metals deposits. A subsidiary of Anglo Platinum Corporation ("Anglo Platinum"), the world's largest producer of platinum group metals, operates the Sandsloot open pit mine on ground immediately adjacent to the central part of Anooraq's properties. The potential for discovery of platinum group metals deposits amenable to large-scale, low-cost, open pit developments has made the northern limb of the Bushveld a focus of global PGM exploration.

ANOORAQ RESOURCES CORPORATION
QUARTERLY REPORT
JULY 31, 2002

In 2000, Anooraq began assembling its land package through its wholly owned subsidiary Plateau Resources (Pty) Ltd. The Company also commenced exploration, drilling on four farms located immediately to the north of the Anglo ground. All but one of 35 holes drilled intersected platinum-palladium-rhodium plus gold ("PGM+Au") and associated nickel-copper mineralization along a strike length of 4.5 kilometres of the Platreef horizon. The weighted average grade of the intercepts is 1.37 g/t PGM+Au, 0.07% Cu and 0.12% Ni over an average length of 16.7 m (at a cut-off of 0.5 g/t PGM+Au). Thick intercepts were also encountered at the limits of the drilling, including 46 meters grading 1.60 g/t; 35 meters grading 2.16 g/t; 48 meters grading 1.61 g/t; 21 meters grading 2.53 g/t; 45 meters grading 1.79 g/t; and 22 meters grading 2.00 g/t, indicating that the mineralization thickens to the north and down dip to the west. During the same program, geochemical sampling on the Rietfontein farm, further to the south, outlined significant PGM anomalies.

In October 2001, African Minerals Ltd. ("AML"), a private company, acquired the right to earn a 50% joint venture interest and operate exploration programs on Rietfontein. Under the terms of the Agreement, AML would spend Cdn$750,000 in each of the subsequent two years or sooner, to gain the right to form a 50:50 joint venture with Anooraq on Rietfontein. As of September 23, 2002, AML has incurred costs approximately $650,000 on its earn-in option.

Rietfontein is southeast of the Anglo Platinum property, and has a common boundary with AML's Turfspruit farm; this boundary straddles the Platreef horizon. AML has been conducting extensive drilling in this area for some months, and during the quarter began drilling near the boundary on the Rietfontein side. Twenty-five holes have been drilled along a 1,600-metre section of the Platreef. Results have been received for holes AR 1, 2, 3, 6 and 7, which intersected sections of mineralized Platreef varying from 46 to 176 m in thickness. Within this broad horizon, significant intervals of disseminated, net-textured and massive sulphide bearing mineralization occur, indicating the presence of a mineral deposit that is potentially amenable to bulk tonnage style mining. Hole AR001 intersected 46.32 m of mineralized Platreef, with two higher grade zones - 15.62 m grading 1.56 g/t platinum-palladium plus gold ("PGM"), 0.30% Ni and 0.22% Cu and 10.95 m grading 1.0 g/t PGM, 0.23% Ni and 0.15% Cu. Hole AR002 intersected 136.20 m of mineralized Platreef, with three higher grade zones including 48.47 m grading 0.99 g/t PGM, 0.25% Ni and 0.23% Cu, and 4.07 m grading 1.17 g/t PGM, 0.57% Ni and 0.35% Cu. AR003 intersected 176.32 m of mineralized Platreef, with four higher grade zones including 9.78 m grading 1.94 g/t PGM, 0.28% Ni and 0.34% Cu. Hole AR006 intersected 46.23 m of mineralized Platreef, with three higher grade intervals including 8.99 m grading 1.00 g/t PGM, 0.34% Ni and 0.22% Cu, 5.21 m grading 1.53 g/t PGM, 0.81% Ni and 0.48% Cu and 3.30 m grading 1.45 g/t PGM, 0.42% Ni and 0.30% Cu. Hole AR007 intersected 89.70 m of mineralized Platreef, with two higher-grade sections including 44.67 m grading 0.90 g/t PGM, 0.33% Ni and 0.26% Cu. Drilling is on-going, and further assay results will be released as they are received.

In May 2002, Anooraq's subsidiary entered into agreements with a subsidiary of Anglo Platinum called Rustenburg Platinum Mines Limited ("RPM"), to acquire up to an 80% interest in twelve new PGM properties. Anooraq acquired an initial 50% interest in PGM rights to the twelve farms, and can maintain this interest by making staged exploration expenditures totalling 25 million Rand (approximately Cdn$3.6 million) within five years. When a mineral resource is identified, Anooraq can earn an additional 30% interest by bringing the property into commercial production. RPM will retain a 20% interest in the joint venture. The companies also established an option to enter into an arm's length concentrate purchase and sale agreement, and plans to involve local communities in future development of the properties. Participation by local and regional communities will be provided out of RPM's interest and any participation in the venture by a Black Economic Empowerment Group will be provided out of Anooraq's interest.

The new acquisitions effectively double Anooraq's PGM rights to 19 farms along 45 kilometres of the prospective Platreef horizon. The total land package is comprised of ground in three areas: the Centre Block includes Anooraq's original properties, lying north of the Anglo Platinum property, plus additional farms that are contiguous to these and have been acquired over time by the Company; the North Block, a group of six farms, that are adjacent and to the north of the Centre Block, and the South Block that is on the Platreef but in the Grass Valley area, located 45 kilometres south of the Centre Block. Bulk tonnage style mineralization is also known to exist at Grass Valley.

ANCORAQ RESOURCES CORPORATION
QUARTERLY REPORT
JULY 31, 2002

Results of Operations

During fiscal 2001, the Company changed its policy with respect to accounting for exploration costs. In 2000 and prior periods, acquisition and exploration costs were capitalized to mineral property interests. Under the new policy, exploration costs are to be expensed and the sum of these expenses is shown in the Consolidated Statements of Operations and Deficit. Information for fiscal 2001 in these financial statements has been restated to reflect the changes.

Interest income increased from $2,294 in the second quarter to $4,113 in the third quarter, reflecting higher cash balances. Expenses, before interest earned, in the second quarter of fiscal 2002 are $900,398, an increase from $290,017 in the prior quarter. The highest expenditure was on shareholder communications (Q3 - $428,298; Q2 – $39,658) to print and mail-out information describing the company's new land acquisitions and status of exploration to investors. The second highest expenditure was on exploration; these costs are described separately below. Expenditures on salaries and benefits also increased (Q3 – $119,920; Q2 - $11,720).

Exploration costs increased to $193,977 from $149,026 in the prior quarter but exploration expenses in the year-to-date have decreased from the first nine months of 2001 (2002 - $430,487; 2001 – $873,706). The main exploration expenditure during the third quarter was on geological wages ($109,475), an increase from $49,573 in the first quarter and $96,569 in the second quarter. The increase is mainly due to additional geological staff deployed to assess the land package acquired through the agreement with RPM, and to initiate mapping and other exploration programs at site, as well as monitoring the drilling program being carried out by AML on the Rietfontein farm. Anooraq recovered costs of $34,940 (as part of earn-in costs) from AML during the quarter for expenditures on programs related to the Rietfontein farm. Costs for site activities (Q3 - $37,544) doubled from the previous quarter (Q2 - $15,833) but are comparable to costs during the first quarter ($32,760). Site activity costs are, largely, associated with maintaining the field office in South Africa.

Related Party Transactions

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. In the first nine months of fiscal 2002, Anooraq incurred costs for services from HDI of $694,617 as compared to $703,342 in the same period in fiscal 2001. In the third quarter of 2002, Anooraq incurred costs of $385,126, as compared to $177,817 in the prior quarter.

ANOORAQ RESOURCES CORPORATION

CORPORATE DIRECTORY

Officers

Robert G. Hunter
Co-Chairman

Robert A. Dickinson
Co-Chairman

Ronald W. Thiessen
President and Chief Executive Officer

Jeffrey R. Mason
Chief Financial Officer and Secretary

Directors

David J. Copeland
Scott. D. Cousens
Robert A. Dickinson
Glen R. Gamble
Robert A. Hildebrand
Robert G. Hunter
David S. Jennings
Jeffrey R. Mason
Ronald W. Thiessen

Corporate Office and Investor Services

Anooraq Resources Corporation
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 684-6365
Facsimile: (604) 684-8092
Toll Free: 1-800-667-2114
E-Mail: info@hdgold.com
Web site: www.hdgold.com

Attorneys

Lang Michener
Barristers and Solicitors
1500 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7

Auditors

De Visser Gray
Chartered Accountants
401 – 905 West Pender Street
Vancouver, British Columbia
Canada V6C 1L6

Transfer Agent

Computershare Trust Company of Canada
4th Floor - 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Bank

Canadian Imperial Bank of Commerce
400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Listings

TSX Venture Exchange – ARQ
Over the Counter – Bulletin Board - ARQRF

Share Capitalization
(as at July 31, 2002)

Common Authorized	100,000,000
Issued	29,700,180